Exhibit 2.6

Dr. Hillel Weinstein

Israel

Re: Vyyo Inc./Dr. Hillel Weinstein

Dear Hillel

Set forth below are general terms of understanding by and among Vyyo Inc., a Delaware corporation and/or its subsidiaries (“Vyyo”) and Dr. Hillel Weinstein (“Weinstein”), pertaining to the formation by Vyyo of a new subsidiary, Xtend Cable Solutions Inc. (“Newco”) to hold all or substantially all of the shares of Xtend Networks Ltd., an Israeli corporation (“Xtend”).

This letter is not intended to be an offer to purchase securities or assets or an offer of employment and is subject to the satisfaction of the conditions set forth below.

1.	Description of Transaction.

Formation and Initial Funding of Newco

Reference is made to that certain Term Sheet for a Proposed Share Exchange Agreement between Vyyo Inc., Xtend and certain shareholders of Xtend (the “Term Sheet”). All capitalized terms used but not defined herein shall have the meanings given to them in the Term Sheet.

Upon the closing of the transactions contemplated under the Term Sheet or as soon thereafter as is practicable, Vyyo will:

(i) contribute to Newco, or to Xtend (as shall be determined by Vyyo, (or agree to contribute in stages which would enable meeting of Newco’s business plan) up to $10M in cash. Such cash contribution shall be in the form of a long term loan, an equity investment, a capital note, a convertible security, or any combination of the foregoing, as shall be determined by Vyyo; and

(ii) amend the current agreement between Vyyo and Xtend such that the scope thereof will cover all cable operators. Vyyo and Xtend desire that at a future date Vyyo will contribute and/or license to Newco, or otherwise provide Newco with the right to use and manufacture the T1 over cable business (“T-1 Technology”), which transfer will be subject to various tax, accounting and regulatory approvals. It is further agreed that the “T-1 Technology” will be contributed as aforesaid in exchange for a number of shares of Newco (to be determined).

2.	Employment Agreement

Upon the Closing, Newco and Weinstein will enter into an Employment Agreement substantially in the form as attached hereto as Exhibit A.

The terms outlined above are subject, in all regards, to consummation of the transaction contemplated by the Exchange agreement and the execution by Newco and Weinstein of definitive agreements reflecting the above.

We trust that the above accurately reflect our discussions. We look forward to working with you to consummate the transaction between our companies.

Vyyo Inc.

By:	/s/ ANDREW FRADKIN
Andrew Fradkin